   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 13, 1998
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------

                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           ------------------------

                            SUMMIT CARE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                              FOUNTAIN VIEW, INC.
                           FV-SCC ACQUISITION CORP.
                      (NAME OF PERSONS FILING STATEMENT)

                           ------------------------

                     COMMON STOCK, NO PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                           ------------------------

                                   865910103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ROBERT M. SNUKAL
                              FOUNTAIN VIEW, INC.
                          11900 W. OLYMPIC BOULEVARD
                                   SUITE 680
                            LOS ANGELES, CA  90064
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                    ON BEHALF OF PERSONS FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                            STEPHEN M. L. COHEN, ESQ.
                             CHOATE, HALL & STEWART
                                EXCHANGE PLACE
                                53 STATE STREET
                               BOSTON, MA  02109
                                (617) 248-5000

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                          CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE**
$143,062,500                                                $28,613.00
--------------------------------------------------------------------------------

* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF AN AGGREGATE OF 6,812,500 SHARES OF COMMON STOCK, NO PAR VALUE PER SHARE, OF SUMMIT CARE CORPORATION (THE "SHARES") AT $21.00 NET PER SHARE IN CASH.

** THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50TH OF 1% OF THE AGGREGATE VALUE OF CASH OFFERED BY FV-SCC ACQUISITION CORP. FOR SUCH NUMBER OF SHARES.

[_] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID: N/A
FILING PARTY: N/A
FORM OF REGISTRATION NO.: N/A
DATE FILED: N/A

=============================================================================

CUSIP NO. 86590103                   14D-1
          --------

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1.  Name of Reporting Person:  Fountain View, Inc.

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2.  Check Appropriate Box if                                          (a) [_]
    a member of a Group                                               (b) [_]

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3.  SEC Use Only

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4.  Sources of Funds:  BK AF

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5.  Check Box if Disclosure of                                            [_]
    Legal Proceedings Required Pursuant to Item 2(e) or 2(f)

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6.  Place of Organization:  Delaware

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7.  Aggregate Amount Beneficially Owned:  0 Shares

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8.  Check if Amount in Row 7 Excludes Certain Shares                      [_]

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9.  Percent of Class:  0%

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10. Type of Reporting Person:  CO

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

CUSIP NO. 86590103                   14D-1
          --------

--------------------------------------------------------------------------------

1.  Name of Reporting Person:  FV-SCC ACQUISITION CORP.

--------------------------------------------------------------------------------

2.  Check Appropriate Box if                                          (a) [_]
    a member of a Group                                               (b) [_]

--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Sources of Funds:  AF

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5.  Check Box if Disclosure of                                            [_]
    Legal Proceedings Required Pursuant to Item 2(e) or 2(f)

--------------------------------------------------------------------------------

6.  Place of Organization:  Delaware

--------------------------------------------------------------------------------

7.  Aggregate Amount Beneficially Owned:  None

--------------------------------------------------------------------------------

8.  Check if Amount in Row 7 Excludes Certain Shares                      [_]

--------------------------------------------------------------------------------

9.  Percent of Class:  0%

--------------------------------------------------------------------------------

10. Type of Reporting Person:  CO

--------------------------------------------------------------------------------

                                  INTRODUCTION

     This Transaction Statement on Schedule 14D-1 (this "Statement") filed by Fountain View, Inc., a Delaware corporation ("Parent") and FV-SCC Acquisition Corp., a Delaware corporation ("Purchaser"), relates to the offer by Purchaser, a wholly owned subsidiary of Parent, to purchase all outstanding Shares of Summit Care Corporation, a California corporation (the "Company"), at a price of $21.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 13, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.


ITEM 1.   SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Summit Care Corporation, a California corporation, which has its principal executive offices at 2600 W. Magnolia Blvd., Burbank, California, 91505.

     (b) The class of equity securities being sought is all the outstanding shares of common stock, no par value per share, of the Company. The information set forth under "INTRODUCTION" and "THE TENDER OFFER -- Terms of the Offer; Expiration Date" in the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "THE TENDER OFFER -- Price Range of Shares" in the Offer to Purchase is incorporated herein by reference.


ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(d) and (g) The information set forth under "THE TENDER OFFER -- Certain Information Concerning Purchaser and Parent" and Schedule I in the Offer to Purchase is incorporated herein by reference.

     (e) and (f) During the last five years, none of Purchaser or Parent or, to the best knowledge of Purchaser or Parent, none of the individuals listed in
Schedule I of the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, United States federal or state securities laws or finding any violation of such laws.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement and Related Agreements" and "THE TENDER OFFER -- Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.


     (b) The information set forth under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement and Related Agreements", "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger; Reasons for the Offer and the Merger" and "THE TENDER OFFER -- Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.


ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth under "THE TENDER OFFER -- Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.


ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger; Reasons for The Offer and The Merger", "SPECIAL FACTORS -- Plans for the Company after the Offer and the Merger" and "SPECIAL FACTORS -- The Merger Agreement and Related Agreements" in the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth under "SPECIAL FACTORS -- Plans for the Company after the Offer and the Merger" and "THE TENDER OFFER -- Effect of the Offer on the Market for the Shares; Exchange Listing and Exchange Act Registration" in the Offer to Purchase is incorporated herein by reference.


ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth under "INTRODUCTION" and "THE TENDER OFFER -- Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.


ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger; Reasons for The Offer and The Merger", "SPECIAL FACTORS -- Plans for the Company after the Offer and the Merger", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement and Related Agreements", "THE TENDER OFFER -- Certain Information Concerning Purchaser and Parent" and

"THE TENDER OFFER -- Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.


ITEM 8.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth under "INTRODUCTION" and "THE TENDER OFFER -- Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.


ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth under "THE TENDER OFFER -- Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.


ITEM 10.  ADDITIONAL INFORMATION.

     (a)-(f) The information set forth under "THE TENDER OFFER -- Certain Legal Matters; Regulatory Approvals" and "THE TENDER OFFER -- Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration" in the Offer to Purchase hereto is incorporated herein by reference. The information set forth in the Offer to Purchase and the Agreement and Plan of Merger, dated as of February 6, 1998 among the Company, Parent, Purchaser and Heritage Fund II, L.P., copies of which are attached hereto as Exhibits (a)(1) and (c)(1), respectively, is incorporated herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.


(a)(1)      Form of Offer to Purchase, dated February 13, 1998.
(a)(2)      Form of Letter of Transmittal.
(a)(3)      Form of Notice of Guaranteed Delivery.
(a)(4)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Nominees.
(a)(5)      Form of Letter from Brokers, Dealers, Commercial Banks, Trust
            Companies and Nominees to Clients.
(a)(6)      Form of Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.
(a)(7)      Summary Advertisement as published in The Wall Street Journal on
            February 13, 1998.
(a)(8)      Text of Press Release issued by the Company on February 9, 1998.
(b) Commitment letter dated February 6, 1998 issued by the Bank of Montreal.
(c)(1) Agreement and Plan of Merger, dated as of February 6, 1998, by and among the Company, Parent, Purchaser and Heritage Fund II, L.P.
(c)(2) Agreement entered into as of February 6, 1998 by and among Parent, Robert Snukal, Sheila Snukal, William Scott and Heritage Fund II,
            L.P.
(c)(3)      Summit Care Corporation Special Severance Pay Plan.
(d)         Not Applicable.
(e)         Not Applicable.
(f)         Not Applicable.

                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 1998                         FV-SCC ACQUISITION CORP.


                                          By: /s/ Robert M. Snukal
                                             -------------------------------
                                          Name: Robert M. Snukal
                                               -----------------------------
                                          Title: President and Treasurer




                                          FOUNTAIN VIEW, INC.


                                          By: /s/ Robert M. Snukal
                                             -------------------------------
                                          Name: Robert M. Snukal
                                               -----------------------------
                                          Title: Chief Executive Officer
                                                 and President

                                 EXHIBIT INDEX
                                 -------------

(a)(1)    Form of Offer to Purchase, dated February 13, 1998.
(a)(2)    Form of Letter of Transmittal.
(a)(3)    Form of Notice of Guaranteed Delivery.
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(5)    Form of Letter from Brokers, Dealers, Commercial Banks, Trust
          Companies and Nominees to Clients.
(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)    Summary Advertisement as published in The Wall Street Journal on
          February 13, 1998.
(a)(8)    Text of Press Release issued by the Company on February 9, 1998.
(b) Commitment letter dated February 6, 1998 issued by the Bank of Montreal.
(c)(1) Agreement and Plan of Merger, dated as of February 6, 1998, by and among the Company, Parent, Purchaser and Heritage Fund II, L.P.
(c)(2) Agreement entered into as of February 6, 1998 by and among Parent, Robert Snukal, Sheila Snukal, William Scott and Heritage Fund II, L.P.
(c)(3)    Summit Care Corporation Special Severance Pay Plan.
(d)       Not Applicable.
(e)       Not Applicable.
(f)       Not Applicable.